Exhibit 2.4

Execution Version

September 26, 2013

Montana OP1 LLC

c/o CIT Finance LLC

11 West 42nd Street

New York, NY 10036

Montana OL1 LLC

c/o Wilmington Trust Company

1100 North Market Street

Wilmington, Delaware 19890-1605

Attn: Corporate Capital Markets

RE:	Facility Lease (NC 1/2)

Ladies and Gentlemen:

Reference is made to that certain Letter Agreement dated May 14, 2013 (the “Original Letter Agreement”), relating to the contemplated termination of the Facility Lease Agreement (NC 1/2), dated as of July 20, 2000 (as the same may be amended, restated or otherwise modified from time to time, the “Facility Lease”), by and among Montana OL1 LLC, a Delaware limited liability company (the “Owner Lessor”), and PPL Montana, LLC, a Delaware limited liability company (“PPL Montana”). This letter agreement amends, restates and supersedes the Original Letter Agreement in its entirety. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Facility Lease.

PPL Montana wishes to acquire the Owner Lessor’s Interest and the interests of the Other Owner Lessors under the Other Facility Leases (the “Other Owner Lessors’ Interests”) . PPL Montana requests that the Owner Lessor and Montana OP1 LLC, a Delaware limited liability company (the “Owner Participant”), enter into this letter agreement in order to effectuate the sale of the Owner Lessor’s Interest to PPL Montana (the “Transaction”). PPL Montana is contemporaneously entering into substantially the same letter agreement with each of the Other Owner Lessors and the Other Owner Participants (the “Other Letter Agreements”). This letter agreement is a binding obligation on Owner Lessor to sell and PPL Montana to purchase the Owner Lessors’ Interests, subject to and in accordance with the terms hereof. The parties hereto agree as follows:

1. Promptly upon receipt of the approvals referenced in paragraph 3 below, PPL Montana shall provide the Owner Lessor 32 days prior irrevocable written notice of the closing date of the Transaction (which shall be a Business Day as defined in the Lease Indenture) (the “Closing Date”). Upon receipt of such written notice, the Owner Lessor shall execute and deliver a notice of redemption in substantially the form of Exhibit A attached hereto to the Lease Indenture Trustee pursuant to Section 2.10(f) of the Lease Indenture (a “Redemption Notice”), and PPL Montana shall deliver to the Lease Indenture Trustee the Officer’s Certificate and opinion of counsel contemplated pursuant to Section 2.10(f) of the Lease Indenture. In the event the Lease Indenture Trustee raises an objection to the contemplated redemption, the parties hereto agree to reasonably cooperate in order to effectuate such redemption in accordance with the terms of the Lease Indenture and the Closing Date shall be delayed until such objection is resolved to the reasonable mutual satisfaction of the Owner Participant and PPL Montana.

2. PPL Montana agrees (x) to indemnify and hold harmless the Owner Lessor, on an After Tax Basis, for any and all costs and expenses which the Owner Lessor is required to indemnify the Lease Indenture Trustee pursuant to Section 2.10(d) of the Lease Indenture (which amounts shall be paid directly by PPL Montana to the Lease Indenture Trustee on behalf of the Owner Lessor), (y) that the Owner Lessor shall not have any indemnification obligations to PPL Montana pursuant to Section 2.10(d) of the Lease Indenture and (z) that this letter agreement shall be treated, for purposes of Section 11 of the Participation Agreement, as if it were an Operative Document. For the avoidance of doubt, the Transaction shall not be deemed a voluntary transfer or other voluntary disposition by the Owner Participant, the Lessor Manager or the Owner Lessor, as applicable, pursuant to Sections 11.1(b)(ii) or 11.2(b)(vi) of the Participation Agreement or the definition of Owner Participant’s Lien or Owner Lessor’s Lien.

3. Each of PPL and the Owner Lessor agrees to promptly and reasonably cooperate, at PPL Montana’s expense, to obtain any FERC approval or other governmental approval required in connection with the consummation of the Transaction. The parties’ respective obligations to consummate the transactions contemplated to occur hereunder on the Closing Date are subject to the receipt of the FERC approval and any other required governmental approvals. If such approvals are not received by March 31, 2014, this letter agreement shall terminate.

4. Promptly following the delivery of a Redemption Notice, PPL Montana shall request from the Lease Indenture Trustee written confirmation as to (x) the principal of, and accrued interest on, the Lessor Note as of the Closing Date and (y) the amount of the Make-Whole Premium due on the Lessor Note on the Closing Date.

5. On the Closing Date, PPL Montana shall pay, or cause to be paid to the Owner Lessor the following amount (the “Purchase Price”): (a) net equity cash proceeds equal to $11,514,227.64, plus (b) the outstanding principal of, all accrued interest on and any Make-Whole Premium due on the Lessor Note, plus (c) all amounts of Supplemental Lease Rent then due (including all reasonable out-of-pocket costs and expenses of the Owner Lessor, the Owner Participant, the Lease Indenture Trustee and the Pass Through Trustee) and all sales, use, value added and other Taxes that would be required to be indemnified by PPL Montana pursuant to Section 11.2 of the Participation Agreement in connection with the transactions contemplated hereby to the same extent as if the transactions contemplated hereby were contemplated by the Operative Documents; provided that the Owner Lessor hereby directs (x) that the portion of the Purchase Price equal to the sum of principal of and the accrued interest and Make-Whole Premium due on the Lessor Note be paid directly to the Lease Indenture Trustee and (y) that the remaining portion of the Purchase Price be paid to the Owner Participant to the account set forth on Schedule 1 (other than any amount payable pursuant to clause (c) above which will be paid directly to the Person entitled thereto). The Owner Lessor shall instruct the Lease Indenture Trustee that the portion of the Purchase Price directed to the Lease Indenture Trustee, as aforesaid, is in respect of the redemption of the Lessor Note on the Closing Date.

6. Upon receipt of the Purchase Price on the Closing Date, (i) Periodic Lease Rent shall cease to accrue under the Facility Lease, (ii) the outstanding Lessor 467 Loan Balance shall be deemed repaid in full, (iii) PPL Montana’s obligations under Sections 6, 7, 8, 11 and 12, under the Facility Lease, and PPL Montana’s rights under Section 16 of the Participation Agreement, shall terminate, (iv) PPL Montana shall cease to have any other liability or obligation under the Facility Lease to the Owner Lessor hereunder or under the other Operative Documents, except for Supplemental Lease Rent and other obligations (including Sections 11.1 and 11.2 of the Participation Agreement) surviving pursuant to the express terms of any Operative Document, (v) the Facility Lease shall terminate, (vi) the Owner Lessor shall execute and deliver the bill of sale substantially in the form attached hereto as Exhibit B (the “Bill of Sale”), and (vii) the Owner Lessor shall execute and deliver, and shall request the Lease Indenture Trustee to execute and deliver, appropriate releases and other documents or instruments, in form and substance reasonably satisfactory to the Owner Lessor, necessary or desirable to effect the foregoing, all to be prepaid, filed and recorded (as appropriate) at the request of, and at the cost and expense of, PPL Montana

(the “Releases”). The preceding steps shall be effected to ensure that the release of the Bill of Sale occurs immediately after the redemption of the Lessor Note and the execution of the Releases by the Indenture Trustee pursuant to clause (vii) above. PPL Montana agrees to deliver forms of the Releases to the Owner Lessor promptly following the date hereof and in any event in sufficient time to allow the Owner Lessor to deliver copies thereof together with the Redemption Notice.

7. The Owner Participant represents and warrants as of the Closing Date that the Owner Lessor’s Interest is free of Owner Participant’s Liens.

8. The Owner Participant hereby directs the Owner Lessor to execute this letter agreement and, subject to the terms and conditions hereof, will direct the Owner Lessor to execute the Bill of Sale and the Redemption Notice in accordance with this letter agreement.

9. This letter agreement may be executed in any number of counterparts by the parties hereto (including by facsimile transmission), each of which counterparts when so executed shall be an original, but all the counterparts shall together constitute one and the same instrument.

10. This letter agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York.

11. This letter agreement, and the subject matter hereof, shall be subject to the Confidentiality Agreement, dated February 8, 2013, between PPL Strategic Development, LLC and CIT Finance LLC.

12. It is expressly understood and agreed by the parties hereto that (a) this letter agreement is executed and delivered by Wilmington Trust Company (“Wilmington”), not individually or personally but solely as Lessor Manager under the LLC Agreement, in the exercise of the powers and authority conferred and vested in it pursuant thereto, (b) each of the representations, undertakings and agreements herein made on the part of the Owner Lessor is made and intended not as personal representations, undertakings and agreements by Wilmington, but is made and intended for the purpose of binding only the Owner Lessor, (c) nothing herein contained shall be construed as creating any liability on Wilmington, individually or personally, to perform any covenant either expressed or implied contained herein, all such liability, if any, being expressly waived by the parties hereto or by any Person claiming by, through or under the parties hereto, and (d) under no circumstances shall Wilmington, be personally liable for the payment of any indebtedness or expenses of the Owner Lessor or be liable for the breach or failure of any obligation, representation, warranty or covenant made or undertaken by the Owner Lessor under this letter agreement.

13. Each of the parties hereto agrees to comply with the requirements and procedures relating to all communications and notices provided for herein as set forth in Section 18.5 of the Participation Agreement, which provision is incorporated herein by reference.

14. Each of the parties hereto hereby irrevocably waives any and all rights to trial by jury in any suit, action or other proceeding arising out of this letter agreement, as contemplated in Section 18.14 of the Participation Agreement, which provision is incorporated herein by reference.

15. This letter agreement shall be binding upon and shall inure to the benefit of, and shall be enforceable by, the parties hereto and their respective successors and permitted assigns, including each successive holder of the Owner Participant’s Member Interest permitted under Section 9.1 of the Participation Agreement. Except to the extent a party hereunder may assign its interests under the Participation Agreement, no party may assign its interests herein without the consent of the other parties hereto.

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IN WITNESS WHEREOF, the parties hereto have caused this Letter Agreement to be duly executed and delivered as of the day and year first above written.

PPL MONTANA, LLC

By:	/s/ David G. DeCampi
Name:	David G. DeCampi
Title:	President

MONTANA OL1 LLC

By:	Wilmington Trust Company, Not in its individual capacity, but solely as Lessor Manager

	By:	/s/ Jacqueline E. Solone
	Name:	Jacqueline E. Solone
	Title:	Assistant Vice President

MONTANA OP1 LLC

By:	Wilmington Trust Company, Not in its individual capacity, but solely as Independent Manager

	By:	/s/ Jacqueline E. Solone
	Name:	Jacqueline E. Solone
	Title:	Assistant Vice President

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